UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             CNA SURETY CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   12612L1008
 ------------------------------------------------------------------------------
                                 (CUSIP Number)



Jonathan D. Kantor, Esq.      with copies to:            and:
Senior Vice President,        Robert A. Rosenbaum, Esq.  John T. Kramer, Esq.
General Counsel and Secretary Dorsey & Whitney LLP       Dorsey & Whitney LLP
Continental Casualty Company  Pillsbury Center South     Pillsbury Center South
CNA Plaza                     220 South Sixth Street     220 South Sixth Street
Chicago, Illinois 60685       Minneapolis, MN 55402      Minneapolis, MN 55402
(312) 822-1384                (612) 340-5681             (612) 340-8702


-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 March 20, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)       Name of Reporting Person:          Continental Casualty Company
         SS or IRS Identification           36-2114545
         Nos. of Above Persons:

2)       Check the Appropriate Box                   (a)           (b)  X
         If A Member of  Group
         (See Instructions)

3)       SEC Use Only

4)       Source of Funds

5)       Check Box If Disclosure of
         Legal Proceedings Is Required
         Pursuant To Items 2(d) Or 2(e)

6)       Citizenship or Place of Organization        Delaware

         Number of                 (7)  Sole Voting Power                  0
         Shares
         Beneficially Owned        (8)  Shared Voting Power       26,283,458 (1)
         by Each Reporting
         Person With:              (9)  Sole Dispositive Power             0

                                   (10) Shared Dispositive Power: 26,283,458 (1)

11)      Aggregate Amount Beneficially                            26,283,458 (1)
         Owned by Each Reporting Person

12)      Check if the aggregate Amount in Row (9)
         Exclude Certain Shares (See Instructions)

13)      Percent of Class Represented
         By Amount in Row 9                                       61.2% (1)

14)      Type of Reporting
         Person (See Instructions)                                IC

     (1) Continental Casualty Company owns 9,754,692 shares directly through its subsidiary National Fire Insurance Company of Hartford and 7,857,938 shares indirectly through its subsidiary American Casualty Company of Reading, Pennsylvania. The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. Continental Casualty Company and its direct and indirect parent companies, each specifically disclaims beneficial ownership of the securities held by its subsidiaries.

1)       Name of Reporting Person:          CNA Financial Corporation
         SS or IRS Identification           36-6169860
         Nos. of Above Persons:

2)       Check the Appropriate Box                   (a)           (b)  X
         If A Member of  Group
         (See Instructions)

3)       SEC Use Only

4)       Source of Funds

5)       Check Box If Disclosure of
         Legal Proceedings Is Required
         Pursuant To Items 2(d) Or 2(e)

6)       Citizenship or Place of Organization        Delaware

         Number of                 (7)  Sole Voting Power                  0
         Shares
         Beneficially Owned        (8)  Shared Voting Power       27,096,347 (2)
         by Each Reporting
         Person With:              (9)  Sole Dispositive Power             0

                                   (10) Shared Dispositive Power: 27,096,347 (2)

11)      Aggregate Amount Beneficially                            27,096,347 (2)
         Owned by Each Reporting Person

12)      Check if the aggregate Amount in Row (9)
         Exclude Certain Shares (See Instructions)

13)      Percent of Class Represented
         By Amount in Row 9                                       63.1% (2)

14)      Type of Reporting
         Person (See Instructions)                                HC

     (2) CNA Financial Corporation holds none of the shares directly and specifically disclaims beneficial ownership of the securities identified herein. The securities identified are held by the following subsidiaries in the following amounts: Continental Casualty Company (9,754,692 shares), National Fire Insurance Company of Hartford (8,670,828 shares), American Casualty Company of Reading Pennsylvania (7,857,938 shares), Continental Insurance Company (270,963 shares), and Firemen's Insurance Company of Newark, New Jersey (541,926 shares). The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.

1)       Name of Reporting Person:          Loews Corporation
         SS or IRS Identification           13-2646102
         Nos. of Above Persons:

2)       Check the Appropriate Box          (a)           (b)  X
         If A Member of  Group
         (See Instructions)

3)       SEC Use Only

4)       Source of Funds                    AF

5)       Check Box If Disclosure of
         Legal Proceedings Is Required
         Pursuant To Items 2(d) Or 2(e)

6)       Citizenship or Place of Organization        Delaware

         Number of                 (7)  Sole Voting Power                  0
         Shares
         Beneficially Owned        (8)  Shared Voting Power       27,096,347 (3)
         by Each Reporting
         Person With:              (9)  Sole Dispositive Power             0

                                   (10) Shared Dispositive Power: 27,096,347 (3)

11)      Aggregate Amount Beneficially                            27,096,347 (3)
         Owned by Each Reporting Person

12)      Check if the aggregate Amount in Row (9)
         Exclude Certain Shares (See Instructions)

13)      Percent of Class Represented
         By Amount in Row 9                                       63.1% (3)

14)      Type of Reporting
         Person (See Instructions)                                HC

     (3) Loews holds none of the shares directly and specifically disclaims beneficial ownership of the securities identified herein. The securities identified are held by the following subsidiaries in the following amounts:
Continental Casualty Company (9,754,692 shares), National Fire Insurance Company of Hartford (8,670,828 shares), American Casualty Company of Reading Pennsylvania (7,857,938 shares), Continental Insurance Company (270,963 shares), and Firemen's Insurance Company of Newark, New Jersey (541,926 shares). The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.

This statement is filed by Continental Casualty Company ("Continental"), CNA Financial Corporation ("CNAF") and Loews Corporation ("Loews") with the U.S. Securities and Exchange Commission on March 27, 2000.

Item 1.        Security and Issuer.

     The name of the issuer is CNA Surety Corporation, a company organized under the laws of Delaware ("Surety"), which has its principal executive offices at CNA Plaza, Chicago, Illinois 60685.

     The class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock") of Surety.

Item 2.        Identity and Background.

     (a) - (c) and (f) The information set forth on Annex A hereto is incorporated herein by reference.

     (d) and (e) During the last five years, none of Continental, CNAF or Loews, nor, to the best of their knowledge, any of the individuals listed on Annex A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree, final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation of such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

     The 27,096,347 shares of Surety Common Stock to which this filing relates were acquired by Continental and its affiliates in connection with the formation of Surety by CNA Financial Corporation, Continental's sole stockholder, which merged its surety business with the insurance business of a third party and formed Surety. The shares of Surety Common Stock to be acquired in the proposed tender offer (described in Item 4 below) will be purchased with working capital.

Item 4.        Purpose of Transaction.

     CNAF has announced that Continental has proposed to Surety that Continental make a cash tender offer for all of the outstanding shares of Surety Common Stock that it does not currently own at $13.00 per share. Continental intends to condition the tender offer on receiving enough shares so that its share ownership reaches at least 90 percent. If this ownership threshold is achieved, Continental would then acquire the remaining outstanding shares of Surety Common Stock not tendered to Continental through a statutory "short-form" merger process. Stockholders who do not tender their shares of Surety Common Stock to Continental during the tender offer would also receive $13.00 per share in cash for their stock in the short-form merger. Continental intends to negotiate a definitive agreement with Surety prior to commencing the tender offer.

Item 5.        Interest in Securities of the Issuer.

     (a) Continental owns 9,754,692 shares directly, 8,670,828 shares indirectly through its subsidiary National Fire Insurance Company of Hartford and 7,857,938 shares indirectly through its subsidiary American Casualty Company of Reading, Pennsylvania. The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. Continental Casualty Company specifically disclaims beneficial ownership of the securities held by its subsidiaries.

               CNAF and Loews hold none of the shares directly and specifically disclaim beneficial ownership of the securities identified herein. The securities identified are held by the following subsidiaries in the following amounts: Continental Casualty Company (9,754,692 shares), National Fire Insurance Company of Hartford (8,670,828 shares), American Casualty Company of Reading Pennsylvania (7,857,938 shares), Continental Insurance Company (270,963 shares), and Firemen's Insurance Company of Newark, New Jersey (541,926 shares). The characterization of shared dispositive power with the parent companies is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.

                              Continental        CNAF              Loews
Amount Beneficially Owned    26,283,458 (1)   27,096,347 (2)    27,096,347 (3)
Percent of Class                61.2%            63.1%             63.1%

          (1) Does not include 12,500 shares of Surety Common Stock held by officers and directors of Continental. Continental specifically disclaims beneficial ownership of the securities held by its subsidiaries.

          (2) Does not include 32,500 shares of Surety Common Stock held by officers and directors of CNAF. CNAF specifically disclaims beneficial ownership of the securities held by its subsidiaries.

          (3) Does not  include  20,000  shares of Surety  Common  Stock held by
          officers  and  directors  of  Loews.  Loews   specifically   disclaims
          beneficial ownership of the securities held by its subsidiaries.

     (b) Number of shares as to which such person has:

                              Continental (1)    CNAF (2)          Loews (3)
Sole power to vote or to
direct the vote                    0               0                  0

Shared power to vote or to
direct vote                   26,283,458       27,096,347         27,096,347

Sole power to dispose or to
direct disposition of              0               0                  0

Shared power to dispose or to
direct disposition            26,283,458       27,096,347         27,096,347

          (1) Does not include 12,500 shares of Surety Common Stock held by officers and directors of Continental. Continental specifically disclaims beneficial ownership of the securities held by its subsidiaries.

          (2) Does not include 32,500 shares of Surety Common Stock held by officers and directors of CNAF. CNAF specifically disclaims beneficial ownership of the securities held by its subsidiaries.

          (3) Does not  include  20,000  shares of Surety  Common  Stock held by
          officers  and  directors  of  Loews.  Loews   specifically   disclaims
          beneficial ownership of the securities held by its subsidiaries.

     (c) None of Continental, CNAF or Loews, nor to their best knowledge, any of the individuals listed on Annex A have effected any transactions in the Common Stock of Surety during the sixty day period prior to the date hereof, other than the planned tender offer described above in
          Item 4.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Other than the ownership described above in Item 5 and the proposed tender offer described in Item 4, there are no contracts, arrangements, understandings or relationships with respect to securities of Surety.

Item 7. Material to be Filed as Exhibits.

               Exhibit A            Press Release dated March 20, 2000

               Exhibit B            Joint Filing Agreement

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                            March 27, 2000



                          CONTINENTAL CASUALTY COMPANY



                            By:     /s/Jonathan D. Kantor
                                    ---------------------
                            Name:   Jonathan D. Kantor
                            Title:  Senior Vice President, General Counsel and
                                    Secretary


                            CNA FINANCIAL CORPORATION


                            By:     /s/Jonathan D. Kantor
                                    ---------------------
                            Name:   Jonathan D. Kantor
                            Title:  Senior Vice President, General Counsel and
                                    Secretary




                            LOEWS CORPORATION



                            By:     /s/Barry Hirsch
                                    ---------------------
                            Name:   Barry Hirsch
                            Title:  Senior Vice President and Secretary

                                  EXHIBIT INDEX



       Exhibit A                  Press Release dated March 20, 2000

       Exhibit B                  Joint Filing Agreement

                                     ANNEX A


CONTINENTAL CASUALTY COMPANY

Continental Casualty Company ("Continental"), is an insurance company organized under the laws of the State of Illinois. Continental's principal address is CNA Plaza, Chicago, Illinois 60685. Continental is a property and casualty insurance company. Continental is a wholly owned subsidiary of CNA Financial Corporation.


Directors and Executive Officers of Continental Casualty Company

The following table sets forth the name, citizenship, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of Continental. Unless otherwise indicated below, the address of each director and executive officer is CNA Plaza, Chicago, Illinois, 60685.



Name                         Citizenship       Position with Continental

Bernard L. Hengesbaugh          U.S.           Chairman of the Board and Chief
                                                Executive Officer
Robert V. Deutsch               U.S.           Director, Senior Vice President
                                                and Chief Financial Officer
Carol Dubnicki                  U.S.           Director and Senior Vice
                                                President
Jonathan D. Kantor              U.S.           Director, Senior Vice President,
                                                General Counsel and Secretary
Thomas F. Taylor                U.S.           Director and Executive Vice
                                                President

Business Experience for the past five years for each individual:

Bernard L. Hengesbaugh - Chairman of the Board and Chief Executive Officer of Continental since February 1999. Executive Vice President and Chief Operating Officer from February 1998 until February 1999. Prior thereto, Mr. Hengesbaugh was Senior Vice President since November 1990. Director of Continental since April 1998.

Robert V.  Deutsch  - Senior  Vice  President  and Chief  Financial  Officer  of
Continental since 1999. From June 1987 until August 1999, Mr. Deutsch was Executive Vice President, Chief Financial Officer, Chief Actuary and Assistant Secretary of Executive Risk Inc. Director of Continental since 1999.

Carol Dubnicki - Senior Vice President of Continental since 1998. From 1993 until 1998, Ms. Dubnicki was Vice President of Amoco Corporation. Director of Continental since 1999.

Jonathan D. Kantor - Senior Vice President, Secretary and General Counsel of Continental since April 1997. Group Vice President since April 1994. Director of Continental since April 1997.

Thomas F. Taylor - Executive Vice President, Underwriting Policy Group of the CNA Insurance Companies since June 1999. From 1998 to 1999, Senior Vice President of the CNA Insurance Companies. From 1992 through 1998, President and Chief Operating Officer Financial Insurance division of the CNA Insurance Companies.

CNA FINANCIAL CORPORATION

CNA Financial Corporation ("CNAF"), is a corporation organized under the laws of the State of Delaware. CNAF's principal address is CNA Plaza, Chicago, Illinois 60685. CNA is a holding company which derives substantially all of its operating income and cash flow from its subsidiaries, whose lines of business include property and casualty insurance; life insurance, accident and health insurance; pension products and annuities; and related services.

Directors and Executive Officers of CNA Financial Corporation

The following table sets forth the name, citizenship, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of CNAF. Unless otherwise indicated below, the address of each director and officer is CNA Plaza, Chicago, Illinois, 60685.



Name                         Citizenship     Position with CNAF

Antoinette Cook Bush            U.S.         Director
Dennis H. Chookaszian           U.S.         Director
Ronald L. Gallatin              U.S.         Director
Robert P. Gwinn                 U.S.         Director
Bernard L. Hengesbaugh          U.S.         Director and Chief Executive
                                              Officer of CNA Insurance Companies
Walter F. Mondale               U.S.         Director
Edward J. Noha                  U.S.         Director
Joseph Rosenberg                U.S.         Director
James S. Tisch                  U.S.         Director
Laurence A. Tisch               U.S.         Director and Chief Executive
                                              Officer
Preston R. Tisch                U.S.         Director
Marvin Zonis                    U.S.         Director
Thomas F. Taylor                U.S.         Executive Vice President
Robert V. Deutsch               U.S.         Senior Vice President and Chief
                                              Financial Officer
Jonathan D. Kantor              U.S.         Senior Vice President, General
                                              Counsel and Secretary

Business Experience for the past five years for each individual:

Antoinette Cook Bush - Partner, Skadden, Arps, Slate, Meagher & Flom, Washington, D.C. since 1993. Ms. Bush was Senior Counsel of the United States Senate Committee on Commerce, Science and Transportation-Majority Staff from January 1991 to October 1993. She has been a Director since 1993.

Dennis H. Chookaszian - Chairman of the Board and Chief Executive Officer of mPower since November, 1999. Prior to that he served as Chairman of the Board and Chief Executive Officer of the CNA Insurance Companies from September 1992 until February 9, 1999. He has been a Director since 1990.

Ronald L. Gallatin - independent consultant. Until his retirement on December 31, 1995, Mr. Gallatin served as a Managing Director of Lehman Brothers, Inc., where he was a member of the firm's Operating Committee and its director of Corporate Strategy and Product Development. He is a director of RTI International Metals, Inc. and The First Mexico Income Fund N.V. Mr. Gallatin was elected as a Director in February of 2000.

Robert P. Gwinn - Chairman and Chief Executive Officer of Gwinn Oil Company. Retired Chairman of the Board and Chief Executive Officer of Encyclopaedia Britannica. He is a director of Alberto Culver Company. Mr. Gwinn has served as a Director since 1967.

Bernard L. Hengesbaugh - Chairman of the Board and Chief Executive Officer of the CNA Insurance Companies since February 1999. Mr. Hengesbaugh was elected Executive Vice President and Chief Operating Officer in February 1998. From 1990 until 1998, he was Senior Vice President of the CNA Insurance Companies. Prior thereto, Mr. Hengesbaugh had been a Vice President of the CNA Insurance Companies since 1980. Mr. Hengesbaugh was elected as a Director in February of 1999.

Walter F. Mondale - Partner in the Minneapolis, Minnesota law firm of Dorsey & Whitney since December 1996. Mr. Mondale was United States Ambassador to Japan from September 1993 until December 1996. From September 1987 until his appointment as Ambassador, Mr. Mondale was a partner at Dorsey & Whitney. Mr. Mondale was Vice President of the United States from 1977 until 1981. He was the Democratic nominee for President of the United States in 1984. He serves on the boards of various BlackRock Trusts, BBT Subsidiary Inc., BNN Subsidiary Inc., BBT Subsidiary Fund, Dain Rauscher Corporation, United Health Group Corp., NWA Inc., and Northwest Airlines, Inc. He served as a Director from 1985 until 1993 and was reelected Director in February 1997.

Edward J. Noha - Chairman of the Board of CNAF since September 1992. Prior to that time and since February 1975, Mr. Noha was Chairman of the Board and Chief Executive Officer of the CNA Insurance Companies. Mr. Noha serves on the board of Loews. Mr. Noha has served as a Director since 1975.

Joseph Rosenberg - Chief Investment Strategist of Loews since 1995. Prior to that, he was Chief Investment Officer of Loews since August 1973. He has been a Director since August 1995.

James S. Tisch - President and Chief Executive Officer of Loews since January 1999. Prior to that, he was President and Chief Operating Officer of Loews from October 18, 1994 to January 1999. He is a Director of Loews, Vail Resorts, Inc. and Chairman of the Board and Chief Executive Officer of Diamond Offshore Drilling, Inc. Mr. Tisch has served as a Director since 1985.

Laurence A. Tisch - Co-Chairman of the Board of Loews since January 1999. He is the Chief Executive Officer of CNAF. He is a director of Automatic Data Processing, Inc. and Bulova Corporation. Prior to 1999, Mr. Tisch had been Co-Chairman of the Board and Co-Chief Executive Officer of Loews since 1994. In addition, he served as Chairman of the Board, President and Chief Executive Officer of CBS, Inc. from January 1987 until November 24,1995. Mr. Tisch has served as a Director since 1974.

Preston R. Tisch - Co-Chairman of the Board of Loews since January 1999. Prior to 1999, he was Co-Chairman of the Board and Co-Chief Executive Officer of Loews since 1994. Mr. Tisch served as Postmaster General of the United States from August 15, 1986 to February 26, 1988. Prior thereto he had served as President and Chief Operating Officer of Loews. He is a director of Hasbro, Inc. and Rite Aid Corporation. Mr. Tisch served as a Director of CNAF from 1974 to 1986 and was reelected a Director in May of 1988.

Marvin Zonis - Professor of International Political Economy at the Graduate School of Business of the University of Chicago since 1989. Principal of Marvin Zonis & Associates, Inc. He has been a Director since 1993.

Thomas F. Taylor - Executive Vice President, Underwriting Policy Group of the CNA Insurance Companies since June 1999. From 1998 to 1999, Senior Vice President of the CNA Insurance Companies. From 1992 through 1998, President and Chief Operating Officer Financial Insurance division of the CNA Insurance Companies.

Robert V. Deutsch - Senior Vice President and Chief Financial Officer of CNAF and the CNA Insurance Companies since 1999. From June 1987 until August 1999, Mr. Deutsch was Executive Vice President, Chief Financial Officer, Chief Actuary and Assistant Secretary of Executive Risk Inc.

Jonathan D. Kantor - Senior Vice President, Secretary and General Counsel of CNAF and the CNA Insurance Companies since April 1997. Prior thereto, Group Vice President of Continental since April 1994. Director of Continental since April 1997.

LOEWS CORPORATION

Loews Corporation ("Loews"), is a corporation organized under the laws of the State of Delaware. Loews Corporation has its principal offices at 667 Madison Avenue, New York, New York 10021-8087. Loews is a holding company and derives all of its operating income and cash flow from its subsidiaries. In addition to CNAF, Loews' subsidiaries are engaged in the following lines of business; the production and sale of cigarettes (Lorillard, Inc., a wholly owned subsidiary); the operation of hotels (Loews Hotels Holding Corporation, a wholly owned subsidiary); the operation of offshore oil and gas drilling rigs (Diamond Offshore, a 50.3% owned subsidiary); and the distribution and sale of watches and clocks (Bulova Corporation, a 97% owned subsidiary).

Directors and Executive Officers of  Loews Corporation

The following table sets forth the name, citizenship, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of Loew's Corporation. Unless otherwise indicated below, the address of each director and officer is located at 667 Madison Avenue, New York, New York, 10021.


Name                       Citizenship    Position with Loews

Charles B. Benenson          U.S.         Director
John Brademas                U.S.         Director
Dennis H. Chookaszian        U.S.         Director
Paul J. Fribourg             U.S.         Director
Bernard Myerson              U.S.         Director
Edward J. Noha               U.S.         Director
Gloria R. Scott              U.S.         Director
Fred Wilpon                  U.S.         Director
Andrew H. Tisch              U.S.         Director, Office of the President and
                                           Chairman of the Executive Committee
James S. Tisch               U.S.         Director, Office of the President,
                                           President and Chief Executive Officer
Jonathan M. Tisch            U.S.         Director, Office of the President
Laurence A. Tisch            U.S.         Director, Co-Chairman of the Board
Preston R. Tisch             U.S.         Director, Co-Chairman of the Board
Gary W. Garson               U.S.         Vice President and Assistant Secretary
Barry Hirsch                 U.S.         Senior Vice President and Secretary
Herbert C. Hofmann           U.S.         Senior Vice President
Peter W. Keegan              U.S.         Senior Vice President and Chief
                                           Financial Officer
John J. Kenny                U.S.         Treasurer
Guy A. Kwan                  U.S.         Controller
Alan Momeyer                 U.S.         Vice President - Human Resources
Stuart B. Opotowsky          U.S.         Vice President - Tax
Richard E. Piluso            U.S.         Vice President - Internal Audit
Arthur L. Rebell             U.S.         Senior Vice President and Chief
                                           Investment Officer

Business Experience for the past five years for each individual:

Charles B. Benenson - Officer and Director, Benenson Realty Company (real estate investments). Mr. Benenson has been a Director since 1960.

John Brademas - President Emeritus since 1992 and, prior thereto, President of New York University. Mr. Brademas is also a director of Kos Pharmaceuticals, Inc. Mr. Brademas has been a Director since1982.

Dennis H. Chookaszian - Chairman of the Board and Chief Executive Officer of mPower since November 1999. He has also been Chairman of the Executive Committee of CNAF since February 1999. Prior thereto, he had been Chairman of the Board and Chief Executive Officer of CNA Insurance Companies. Mr. Chookaszian is a director of CNAF. He has been a Director since 1995.

Paul J. Fribourg - Chairman of the Board of Directors and Chief Executive Officer of ContiGroup since 1997. Prior thereto he had been President and Chief Operating Officer of Continental Grain Company. Mr. Fribourg is also a director of ContiFinancial Corporation and Wyndham International, Inc. He has been a Director since 1997.

Bernard Myerson - Retired, formerly Chairman Emeritus of Sony Theatre Management Corporation. Mr. Myerson has been a Director since 1963.

Edward J. Noha - Chairman of the Board of CNAF since 1992. Prior thereto, Mr. Noha had been Chairman and Chief Executive Officer of the CNA Insurance Companies. Mr. Noha has been a Director since 1975.

Gloria R. Scott - President, Bennett College, Greensboro, North Carolina. Dr. Scott has been a Director since 1990.

Fred Wilpon - Chairman of the Board of Sterling Equities, Inc. (real estate investments) and President, Chief Executive Officer and co-owner of Sterling Doubleday Enterprises, L.P. (New York Mets baseball team). Mr. Wilpon is also a director of Pathogenesis Corporation and Bear Stearns Companies, Inc. He has been a Director since February 2000.

Andrew H. Tisch - Chairman of the Executive Committee and member of the Office of the President of Loews since January 1999. Prior thereto he had been Chairman of the Management Committee of Loews. Mr. Tisch served as Chairman of the Board and Chief Executive Officer of Lorillard, Inc., a wholly owned subsidiary of Loews, from September 1989 to May 1995. Mr. Tisch is Chairman of the Board of Bulova Corporation ("Bulova"), a 97% owned subsidiary of Loews, and a director of Zale Corporation, Canary Wharf PLC and Integrated Graphics, Inc. Mr. Tisch has been a Director since 1985.

James S. Tisch - President and Chief Executive Officer and a member of the Office of the President of Loews since January 1999. Prior thereto he had been President and Chief Operating Officer of Loews since 1994. He is also a director of CNAF and Vail Resorts, Inc and Chairman of the Board and Chief Executive Officer of Diamond Offshore Drilling Inc. Mr. Tisch has been a Director since 1986.

Jonathan M. Tisch - President and Chief Executive Officer of Loews Hotels and a member of the Office of the President of Loews. He has been a Director since 1986.

Laurence A. Tisch - Co-Chairman of the Board of Loews. Prior to January 1999 Mr. Tisch had also been Co-Chief Executive Officer of Loews. Mr. Tisch is Chief Executive Officer of CNAF and a director of CNAF and Bulova. In addition, he served as Chairman, President and Chief Executive Officer and a director of CBS Inc. ("CBS") until November 24, 1995. Mr. Tisch also serves as a director of Automatic Data Processing, Inc. He has been a Director since 1959.

Preston R. Tisch - Co-Chairman of the Board of Loews. Prior to January 1999, Mr. Tisch had also been Co-Chief Executive Officer of Loews. Mr. Tisch served as Postmaster General of the United States from August 15, 1986 to February 26, 1988. Prior thereto he had served as President and Chief Operating Officer of Loews since 1969 and as a Director since 1960. He was re-elected a director of the Company in March 1988. He is a director of Bulova, CNAF, Hasbro, Inc. and Rite Aid Corporation.

Gary W. Garson - Vice President and Assistant Secretary of Loews.

Barry Hirsch - Senior Vice President and Secretary of Loews.

Herbert C. Hofmann - Senior Vice President of Loews.

Peter W. Keegan - Senior Vice President and Chief Financial Officer of Loews since 1996. Mr. Keegan was Senior Vice President of Finance at CBS Inc. prior to joining Loews.

John J. Kenny - Treasurer of Loews.

Guy A. Kwan - Controller of Loews.

Alan Momeyer - Vice President-Human Resources of Loews.

Stuart B. Opotowsky - Vice President-Tax of Loews.

Richard E. Piluso - Vice President-Internal Audit of Loews.

Arthur L. Rebell - Senior Vice President and Chief Investment Officer of Loews since June 1998. Prior to joining Loews, during 1997 and 1998 he was an associate professor of Mergers and Acquisitions at New York University, a Managing Director of Highview Capital and a Partner in Strategic Investors. Prior to that Mr. Rebell was a Managing Director of Schroders.

                                                                       Exhibit A

CNA            MEDIA:
                              CNA Plaza           Clark Walter
                              Chicago, IL 60685   312-822-1454

                              ANALYSTS:
                              Donald P. Lofe, Jr.
                              312-822-3993

CNA
FOR ALL THE COMMITMENTS YOU MAKE

NEWS

                    CNA ANNOUNCES PROPOSED CASH TENDER OFFER
                          FOR ALL SHARES OF CNA SURETY

CHICAGO, IL., March 20, 2000 - CNA Financial Corporation (NYSE: CNA) announced today that Continental Casualty Company (CCC), a wholly owned subsidiary, has proposed to CNA Surety Corporation (NYSE: SUR) that CCC make a cash tender offer at $13.00 per share for all shares of CNA Surety common stock not already owned by CCC and its affiliates. This move is consistent with CNA's recently announced intention to sharpen its strategic focus on serving businesses. The $13.00 per share price represents a 17.4% premium over CNA Surety's average closing price for the past 30 trading days of $11.07 per share.

CCC and its affiliates currently own approximately 62 percent of the outstanding shares of CNA Surety common stock. CCC intends to condition the tender offer upon receiving enough shares so that its ownership reaches at least 90 percent. If this ownership threshold is achieved, CCC would then acquire the remaining outstanding shares of CNA Surety common stock not tendered to CCC through a statutory "short-form" merger process. Stockholders who do not tender their shares to CCC during the tender offer would also receive $13.00 per share in cash for their stock in the short-form merger.

CCC intends to negotiate a definitive agreement with CNA Surety prior to commencing the offer.

CNA Financial Corporation is a holding company whose primary subsidiaries are property-casualty and life insurance companies. Collectively, these subsidiaries are CNA, one of the largest insurance organizations in the United States.

OTHER IMPORTANT INFORMATION:

The tender offer described in this announcement for the outstanding shares of CNA Surety common stock has not yet commenced. As soon as the tender offer commences, we will file a tender offer statement with the Securities and Exchange Commission. You should read the tender offer statement when it becomes available because it will contain important information about the tender offer. You can obtain the tender offer statement and other documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov. If you write us or call us, we will send you the following documents for free when they are available:

 - tender offer statement (except for exhibits) - offer to purchase - letter of transmittal - notice of guaranteed delivery

You can call us at (312) 822-6312 or write to us at:

         CNA Financial Corporation
         c/o Corporate Secretary
         333 South Wabash
         Chicago, IL 60690

                            FORWARD LOOKING STATEMENT

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-Looking Statements" included in the Management's Discussion and Analysis of Reported Operations and Liquidity set forth in CNA Financial Corporation's Annual Report to Stockholders for the year ended December 31, 1998, incorporated by reference in Item 7 of that Corporation's Annual Report on Form 10-K for the year ended December 31, 1998. These include risks and uncertainties relating to, for example, a material adverse change to CNA Surety's business or prospects, the effect of economic conditions, and rating agency policies and practices.

                                                                       Exhibit B


              Agreement Relating to the Filing of Joint Statements

     Each of the undersigned hereby agrees that the Schedule 13D filed herewith is filed jointly, pursuant to Rule 13d-1(k) of the Securities and Exchange Act of 1934, as amended, on behalf of each of the undersigned.



                              March 27, 2000



                              CONTINENTAL CASUALTY COMPANY


                              By:    /s/ Jonathan D. Kantor
                                     ----------------------
                              Name:  Jonathan D. Kantor
                              Title: Senior Vice President, General Counsel and
                                     Secretary


                              CNA FINANCIAL CORPORATION


                              By:    /s/ Jonathan D. Kantor
                                     ----------------------
                              Name:  Jonathan D. Kantor
                              Title: Senior Vice President, General Counsel and
                                     Secretary


                              LOEWS CORPORATION

                              By:    /s/ Barry Hirsch
                                     ----------------------
                              Name:  Barry Hirsch
                              Title: Senior Vice President and Secretary


     (1) Continental Casualty Company owns 9,754,692 shares directly, 8,670,828 shares indirectly through its subsidiary National Fire Insurance Company of Hartford and 7,857,938 shares indirectly through its subsidiary American Casualty Company of Reading, Pennsylvania. The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. Continental Casualty Company and its direct and indirect parent companies, each specifically disclaims beneficial ownership of the securities held by its subsidiaries.

     (2) CNA Financial Corporation holds none of the shares directly and specifically disclaims beneficial ownership of the securities identified herein. The securities identified are held by the following subsidiaries in the following amounts: Continental Casualty Company (9,754,692 shares), National Fire Insurance Company of Hartford (8,670,828 shares), American Casualty Company of Reading Pennsylvania (7,857,938 shares), Continental Insurance Company (270,963 shares), and Firemen's Insurance Company of Newark, New Jersey (541,926 shares). The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.

     (3) Loews holds none of the shares directly and specifically disclaims beneficial ownership of the securities identified herein. The securities identified are held by the following subsidiaries in the following amounts:
Continental Casualty Company (9,754,692 shares), National Fire Insurance Company of Hartford (8,670,828 shares), American Casualty Company of Reading Pennsylvania (7,857,938 shares), Continental Insurance Company (270,963 shares), and Firemen's Insurance Company of Newark, New Jersey (541,926 shares). The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.